OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Farm.One, Inc.

15 William Street
Apt 14B
New York, NY 10005

http://farm.one

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to equity when the company raises $5,000,000 in a qualified equity financing

Maturity Date: November 30, 2019

$7,000,000 Valuation Cap

20% Discount Rate

2% Annual Interest Rate

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Farm.One, Inc.
Corporate Address	15 William Street Apt 14B, New York, NY 10005
Description of Business	Farm.One builds and operates indoor farms, growing specialty produce for chefs.
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$500

What is a Convertible Note?

A convertible note offers you the right to receive shares in Farm.One, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000 in qualified equity financing. The highest conversion price per share is set based on a $7,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks*

$5,000+ A guided tour of the Farm.One farm in Tribeca for up to 4 people. Date and time of tour to fall on a Monday-Thursday between 4pm-8pm. Investor is responsible for booking the tour, through a web link provided by Farm.One at a time after investment has been received. Tours must be booked before May 31, 2018, and the last eligible tour date is June 28, 2018. Investor may invite additional guests, at a standard price of $50 per guest, by giving Farm.One at least 24h notice upon booking, via email or phone call. Duration of tour is 60 minutes. Farm.One reserves the right to combine tour groups together, and there is no guarantee that the tour will be private.

Investors unable to visit New York before June 28, 2018 may opt to substitute this Perk for a Farm.One T-shirt.

$10,000+ A gift box of fresh herbs and flowers, delivered to any US address. The gift box features a generous selection of Farm.One produce, giving the Investor a taste of the variety and visual appeal of the company's product. Product selection within the box to be determined by Farm.One staff.

Investors unable to receive fresh product due to a non-US location may opt to substitute this Perk for a Farm.One T-shirt.

Investor must indicate their mailing address using forms provided by Farm.One, before May 31, 2018 to receive this Perk.

$20,000+ A custom framed and signed print measuring 24x24", consisting of a Farm.One plate, example here: https://www.instagram.com/p/BaHG4hHnONH/?taken-by=farm.one. The print is guaranteed to be in an edition of 1. Cost of shipping print to any reasonable worldwide address is included. While the Investor may indicate a preference, final choice of print is at the discretion of Farm.One staff. For a sample of additional Farm.One "Plates" view the company's Instagram account at http://instagram.com/farm.one.

Investor must indicate their mailing address using forms provided by Farm.One, before May 31, 2018 to receive this Perk.

$50,000+ A special dinner for up to 4 persons at Double Zero, 65 2nd Avenue, New York. Menu items to feature a special selection of Farm.One ingredients. The investor can order any dish as they please, up to $500 in total costs for the entire party dining ("Purchase Limit"). Any and all additional food or beverage orders during the meal beyond the Purchase Limit are at the expense of the Investor. All reasonable dietary restrictions can be accommodated. Date and time of the dinner to fall Monday through Saturday, on an available evening as mutually agreed with Double Zero. At the Investor's request, Farm.One staff may join the meal. Any Farm.One staff dining are not included in the maximum 4 persons and do not impact the $500 limit.

The Special Dinner Perk must be booked before May 31, 2018, and the last eligible dining date is June 30, 2018. Investors unable to visit New York in time to take advantage of this Perk may receive a Perk of equivalent value, as agreed with Farm.One.

$100,000+ A private dinner for up to 4 persons in the Private Dining Room at Atera, 77 Worth Street, New York. The dinner features a set menu featuring Farm.One ingredients by chef Ronny Emborg, and beverage pairings. Any and all beverage orders during the meal beyond standard pairings is at the expense of the Investor. All reasonable dietary restrictions can be accommodated. Date and time of the dinner to fall Monday through Saturday, on an available evening as mutually agreed with Atera staff. At the Investor's request, Farm.One staff may join the meal. Any Farm.One staff dining are not included in the maximum 4 persons.

The Private Dinner Perk must be booked before May 31, 2018, and the last eligible dining date is June 30, 2018. Investors unable to visit New York in time to take advantage of this Perk may receive a Perk of equivalent value, as agreed with Farm.One.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Farm.One, Inc. ("The Company") designs, builds, and operates urban hydroponic farms growing specialty produce for chefs and consumers. The Company currently operates 2 such farm in Manhattan, NY, and plans to build additional farms in other US cities or other countries on the same model. The farms are centrally located, use LED lighting to grow year-round, use no pesticides in growing, and grow a large variety of specialty products. Subsequent Farm.One farms in other cities will use the same operating process, consumables, software and hardware as the Manhattan farms, managed centrally, creating potential economies of scale.

Sales, Supply Chain, & Customer Base

The company's revenue comes from direct sales to chefs of high-end restaurants. Farms are located in city centers close to chef customers. Product is harvested and delivered directly via bike or subway to the restaurant. A typical customer will order $100-$700 per week of product, and place recurring orders. The company also gains revenue from events, tours of the space, and classes teaching hydroponics.

Competition

Currently, our chief competitors are local farmers and so-called specialty chefs' farms.

Other vertical farming companies exist, focused on mass-market leafy greens and supermarket herbs.

We expect more competition to develop in the future.

Liabilities and Litigation

The Company has no major liabilities. The Company has not been, and is not subject to, any litigation.

The team

Officers and directors

Dana Mitchell	Head of Operations
David Goldstein	Head Horticulturalist
Rob Laing	President, CEO, & Director

Dana Mitchell
Dana, our Head of Operations since 2017, brings varied experience running both fast-casual dining at Georgetown and corporate consulting with Deloitte. Previous positions: Le Turtle Principal Business: Restaurant Title: Cook Dates Served: October 2016 - April 2017 Deloitte Consulting LLP Principal Business: Management Consulting Title: Analyst Dates Served: August 2015 - August 2016 Deloitte Consulting LLP Principal Business: Management Consulting Title: Intern Dates Served: June 2014 - August 2014 The Students of Georgetown, Inc. ("The Corp") Principal Business: 501(c)3 Educational Non-Profit Title: Director, The Hilltoss Dates Served: March 2014 - March 2015 The Students of Georgetown, Inc. ("The Corp") Principal Business: 501(c)3 Educational Non-Profit Title: Director of Personnel Dates Served: March 2013 - March 2014

David Goldstein
Multiple years of hydroponic system design and growing experience. Farm.One: -Farm Manager: February 2016 - September 2017 -Head Horticulturalist: September 2017 - present Re-Nuble: (Nutrient manufacturer) -Hydroponicist and Product Manager: December 2015 - February 2016 Boswyck Farms: (Design agency for hydroponic farms) -Hydroponicist: March 2015 - December 2015 MarketView Research Group: (Online market research boutique) -Information Systems Specialist: May 2011 - March 2015

Rob Laing
Rob has been President,CEO and Sole Director of Farm.One since inception in 2015. Previously, he founded and was CEO of the VC-funded language translation startup Gengo.com in Tokyo from 2008-2015. More details above. Official Titles & Dates: 2010-April 2015: President, CEO & Director of Gengo, Inc. a US software company providing translation services. 2008-April 2015: President, CEO & Director of Gengo, KK, a software company in Japan providing translation services (Became a subsidiary

to Gengo, Inc.)

Number of Employees: 10

Related party transactions

In 2016, the Company utilized space owned by its founder for business purposes, and paid $4,100 per month for such space for six months of 2016, providing total payments of $24,600. A relative of the Company's founder loaned the Company $115,028 during 2016 under an informal arrangement. The loan is considered payable on demand, but is classified as a long-term liability as it will be outstanding for at least one year, and bears no interest. The terms may be retroactively revised at a future date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **You Might Lose Your Money** We believe Farm.One will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.
- **Farm.One is a Startup** Although the principals of Farm.One have experience with other companies, Farm.One itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant challenges turning our business plans into a sustainable business, including: Understanding the marketplace and accurately identifying opportunities for growth Developing our products in a changing marketplace Anticipating consumer preferences Developing our brand identity Responding effectively to the products of competitors Attracting, retaining, and motivating qualified executives and personnel Implementing business systems and processes, including technology systems Raising capital Controlling costs Managing growth and expansion Implementing adequate accounting and financial systems and controls Dealing with adverse changes in economic conditions
- **Competition** Farm.One already has competitors, and we expect to have more in the future. Moreover, some of our competitors could have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop farm-to-table products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage our market.
- **Pricing Pressure** We are currently able to charge premium prices based on the

quality and timeliness of our products. We could face pricing pressure in the future, whether because of increased competition, changing computer tastes, changes in technology, or for other reasons. Any downward pressure on our prices would jeopardize our business.

- **Unreliable Revenue Projections** Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate.
- **Changes in Technology** As indoor, high-intensity farming becomes more mainstream, it is very likely that we will need to invest in newer technology to remain competitive. The new technology is likely to require substantial investments and could also require different physical space.
- **Changing Consumer Tastes** Today, consumers in urban areas want farm-fresh food. But consumer tastes change, and there is no assurance that the products we grow, or are able to grow, will continue to find a receptive market.
- **Target Market** The market for our products might not be as large as we believe, and might fail to develop and grow as we expect.
- **Negative Publicity** It is possible that a restaurant patron could become ill or even die from eating our products, whether because the products were contaminated or because of an allergy. If that happened, it could be difficult or impossible for us to overcome the negative publicity.
- **Casualty Losses** Our facilities could be damaged by fire, flood, or other casualty losses, and there is no assurance that our insurance coverage, if any, will be sufficient to repair the damage and make the company whole for the interruption in its business.
- **Insect Infestations** As a producer of agricultural products, we are subject to the risk that our facilities will be infiltrated by insects, molds, or other biological elements, reducing our yield and/or making our products unfit for human consumption.
- **Risk of Personal Injury Lawsuits** If a restaurant patron were to become ill or die from eating our products, we could become subject to lawsuits. Although we intend to at all times carry insurance against this risk, it is possibly that a judgment would exceed our insurance limits or arise from a theory of liability not covered by our insurance.
- **Termination of Leases** Our business depends on finding suitable space in crowded urban areas at a reasonable cost. There is no assurance that our existing leases will be renewed or that we will be able to find suitable space in the future.
- **We Might Change Our Business Plans** Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.
- **Inability to Scale** For Farm.One to become profitable and generate a positive return for investors, the business has to get larger, or "scale." For a social media app scaling is relatively easy – you just add more computer servers. For a business like ours, that involves growing and harvesting plants and delivering them at just the right time to local restaurants, scaling is much, much more difficult, and there is no assurance that we will be successful, even if we raise more capital.

- **Unpredictable Operating Costs** Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.
- **Our Revenues Might be Limited by Marketing Budget** The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.
- **Changes in Laws Could Affect the Business** Our business could be affected adversely by changes in the law – for example, by a law that imposes new safety requirements for our products, or a law that makes our products harder to sell.
- **Economic Conditions Could Affect Our Business** Farm.One sells products that are not necessities like food or shelter, but luxuries. As a result, Farm.One could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on luxury goods.
- **We Aren't Currently Profitable** So far, Farm.One has not generated a profit, only losses.
- **Need to Attract and Retain Employees** To achieve our objectives, we must hire and retain qualified executives, engineers, technical staff and sales personnel. If we are unable to attract and retain capable managers and personnel, this could adversely affect our results of operations. With deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees we have already.
- **Low Minimum Offering** Under the terms of this offering, we are allowed to start spending investor dollars as soon as we have raised $10,000. Yet if we raise that little capital, we will need to seek additional capital or the business may be at significant risk of failure.
- **Need for Additional Capital** We will need more money in the future to fund new product development, expand our operations to other cities, buy property and equipment, finance inventory, hire new team members, market our products, pay overhead and general administrative expenses, and a variety of other reasons. There is no guarantee that we will be able to raise all of the funds required to operate and maintain the business. If additional funds are needed and we cannot obtain them, our business might fail and investors could lose their some or all of their investment.
- **Intellectual Property Infringement** Farm.One could be subject to claims from third parties that Farm.One has infringed on their intellectual property rights, including patents. In that case we could be subject to substantial costs of defending such claims, and could be liable for damages if we are found to have infringed. Defending such claims could require significant time and resources, and could cause significant disruptions to our systems and operations.
- **Risks Associated with Leverage** We might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay loans, we might be forced to scale down our operations, sell assets, and/or

modify our business strategy, for example. This could reduce the amount paid to investors.

- **Risk of Uninsured Losses** We will decide what kind of insurance to purchase and in what amounts. There is no guarantee that we will carry adequate or sufficient insurance coverage for all of the risks we face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and we might not be able to purchase or afford all the insurance we need. Therefore, we could incur uninsured losses.
- **Reliance on One Person** Farm.One will rely significantly on the skills of Robert Laing, the company's founder. If Mr. Laing resigned, died, or became ill, Farm.One and its investors could suffer. The company does not currently carry "key man insurance" to protect against this risk.
- **No Right to Participate in Management** When considering whether to buy a Note, you should assume you will never have a meaningful right to participate in the management of the company: Owning the Note itself will not give you the right to vote or otherwise participate in management. If your Note is converted into preferred stock, you will not have any right to vote or otherwise participate in management, even if other holders of the preferred stock do. If your Note is converted into common stock you will have the right to vote based on your percentage ownership, but your percentage ownership is likely to be so small that your vote will not be meaningful. Taking all that into account, you should not buy a Note unless you are comfortable with our current management team, specifically Mr. Laing, making all decisions for the foreseeable future.
- **Risk that Management Will Make Decisions Adverse to Your Interests** Because you will not have a meaningful right to participate in the management of the company, it is possible that our management team will make decisions that you disagree with, or that are clearly adverse to your personal interests. For example, our management team could: Convince other owners of the Notes to change the terms of the Notes. Pay themselves salaries and other compensation that you believe is excessive. Change the company's business plan. Issue convertible notes, preferred stock, common stock, or other securities that have the effect of "diluting" your ownership interest. Hire people who turn out to be incompetent. Expand the business too slowly or too quickly. Wait too long to sell the company, or sell it too soon.
- **The Terms of Your Note Could Change** The terms of your Note, including but not limited to the interest rate and the maturity date, can be changed by the consent of investors holding more than 50% of all of the outstanding Notes.
- **Inability to Sell Your Note** The law prohibits you from selling your Note for one year, except in limited circumstances. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your Note. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market; and if you find a buyer, you are required to offer to sell the Note back to the company first. Given these factors, you should be prepared to hold your Note for its full two-year term.
- **Risk of Dilution** If your Note is converted into stock, it might become subject to "dilution." There are two kinds of dilution. One is when the company issues

more stock and, as a result, you own a smaller percentage. That kind of dilution isn't necessarily bad, because if you own a smaller piece of a bigger pie you might be as well off or better off, although your relative voting rights will probably be diminished. The second kind of dilution is when the company issues more stock for a lower price than the price you paid. In that case, the sale of stock implies a diminished value of what you own already.

- **No Registration Under Securities Laws** Neither Farm.One nor the Notes will be registered with the Securities and Exchange Commission ("SEC") or the securities regulator of any State. Hence, neither Farm.One nor your Note is subject to the same degree of regulation and scrutiny as if the Notes were registered.
- **Incomplete Offering Information** Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.
- **Lack Of Ongoing Information** We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances we would be permitted (and could choose) to stop providing annual information.
- **Breaches Of Security** It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.
- **Limits On Liability Of Company Management** As an investor in our Notes, your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue Farm.One's management, even if they make decisions you believe are stupid or incompetent, unless they violate Federal or State securities laws.
- **Your Interests Aren't Represented By Our Lawyers** We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in Farm.One. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.
- **Other Conflicts of Interest** In some ways the interests of investors and the interests of Farm.One's management team will coincide: everyone wants Farm.One to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want the company to be sold to realize a cash return on your investment, while the management team might want to continue to operate the company.
- **Your Note is Not Secured** As the owner of a Note, you will be an "unsecured"

creditor of Farm.One. That means that even your limited right to payment is not secured by any asset of Farm.One, such as real estate.

- **Subordination To Rights Of Other Lenders** If Farm.One borrows money from a bank or other institutional lender, then your right to payment will be "subordinated" to the rights of the bank or other institutional lender. That means that if Farm.One doesn't have enough money to pay both you and the bank, the bank will be paid and you won't.
- **Potential Return Might Not Adequately Compensate You For Risk** Theoretically, the rate of return paid by a company should compensate the investor for the level of risk the investor is assuming. There is no way of knowing whether the Notes we are selling represent an appropriate potential return for the risk of investing in Farm.One.
- **The Investment Agreement Limits Your Rights** To purchase a Note, you will be required to sign our Investment Agreement. The Investment Agreement limits your rights in several important ways: In general, your claims against Farm.One and its officers, directors, stockholders, and employees arising from your purchase of a Note would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. You would not be entitled to a jury trial. You would not be entitled to recover any lost profits or special, consequential, or punitive damages. If you brought a claim against Farm.One and lost, you would be required to pay Farm.One's expenses, including reasonable attorneys' fees. If you won, Farm.One would be required to pay your expenses.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Robert Laing, 86.2% ownership, Common Stock

Classes of securities

- Convertible Notes: 0

The Convertible Notes

This section summarizes the most important terms of the Convertible Notes. This is only a summary. You should read and understand the terms of the actual Convertible Notes before investing.

Voting

Ownership of a Convertible Note does not give you the right to vote or participate in the management of the Company. If your Convertible Note is ever converted into common stock, as described below, you would have the same voting rights as other owners of the common stock.

Interest Rate

The Convertible Notes accrue interest at the rate of 2% per year.

Maturity

The Notes will mature on November 30, 2019.

Cash Payments

No cash payments will be made with respect to a Convertible Note before maturity.

Conversion Into Stock Upon Equity Financing

If the Company raises at least $5,000,000 from the sale of its equity securities, your Convertible Note will generally convert into that same class of equity security, automatically.

If the price paid by the new investors implies a value of the whole Company equal to or less than $7,000,000, then the number of shares you receive will be based on the price per share paid by the new investors, but at a 20% discount.

If the price paid by the new investors implies a value of the whole Company greater than $7,000,000, then the number of shares you receive will be based on a total company value of $7,000,000 divided by the total capitalization of the Company.

Sale of the Company

If the Company is sold, you will have the right to receive the greater of (i) all of the principal and accrued interest outstanding with respect to your Convertible Note, or (ii) the amount you would have received from the sale had you originally purchased common stock of the Company based on a total value of the whole Company of $7,000,000.

Maturity

Upon the maturity of your Convertible Note – if it has not yet been converted into equity – you have the right to receive a return of your investment plus all accrued interest. However, there is no assurance that the Company will have enough money to pay you, or will even still be in existence.

Alternatively, you have the right to convert your Convertible Note into shares of the Company's common stock upon maturity. The number of shares you receive will be based on a total company value of $7,000,000 divided by the total capitalization of the Company.

First Right of Refusal

If you want to sell your Convertible Note, you must first offer it to the Company. However, the Company is not required to buy it.

Amendment

Any of the terms of the Convertible Note may be amended with the consent of the Company and investors owning more than 51% of the Convertible Notes, measured by the amount outstanding with respect to each Convertible Note.

Terms of Other Securities

Apart from the Convertible Notes, the Company has only two kinds of securities outstanding: its common stock and Simple Agreements for Future Equity, or SAFEs.

As of November 10, 2017, there are currently 4,586,800 shares of common stock outstanding.

The Company currently has outstanding $115,000 of SAFEs.

Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote. Owners of SAFEs have no voting rights.

If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no greater than $3 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $3 million, then the number of shares of preferred stock will be calculated on the basis of a $3 million total valuation.

Differences between the Convertible Notes and Other Securities

The Convertible Notes differ from the common stock as follows:

- Owners of the common stock have the right to vote, while owners of Convertible Notes do not.
- If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock.
- If the value of the Company grows to more than $7,000,000, owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount.

The Convertible Notes differ from the SAFEs as follows:

- The Convertible Notes bear interest while the SAFEs do not.

- The SAFEs will be converted (into preferred stock) only if the Company raises capital by issuing preferred stock, while the Convertible Notes can be converted if the Company raises capital by issuing common stock also.
- The SAFEs will be converted (into preferred stock) if the Company raises any capital by selling preferred stock at a fixed valuation, while the Convertible Notes will be converted only if the Company raises at least $5,000,000 (by selling any equity security).
- The terms and the mechanism for conversion are different for the SAFEs and the Convertible Notes.

How The Terms of the Convertible Notes May be Modified

Any of the terms of the Convertible Note may be amended with the consent of the Company and investors owning more than 50% of the Convertible Notes, measured by the amount outstanding with respect to each Convertible Note.

Among the terms that could be modified are the interest rate, the maturity date, and the terms upon which the Convertible Notes can be converted into equity securities.

How the Convertible Notes May be Limited, Diluted, or Qualified by Other Securities

Other securities issued by the Company could affect the Convertible Notes, as follows:

- The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes.
- The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company.
- If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

How the Company's Principals Could Affect Investors

The individual(s) who control the Company could affect investors in many ways, including these:

- They could run the Company into the ground, with the result that investors lose all or a portion of their investment.
- They could issue securities of the Company that result in the conversion of the Convertible Notes into equity securities.

- They could issue securities of the Company that "dilute" or otherwise harm the interests of investors.
- They could change the Company's business.
- They could sell the Company.
- They could convince the owners of more than 50% of the Convertible Notes to change the terms of the Convertible Notes.

20% Shareholders

Robert Laing is the only person who owns 20% or more of the voting power of the Company.

Mr. Laing is the Chief Executive Officer and sole Director of the Company.

How the Convertible Notes are Valued

The only value that has been placed on the Convertible Notes is their face value. There should be no need for the Company to place any other value on them in the future.

Risks to Investors Associated with Convertible Notes

The risks of buying and owning a Convertible Note are described in the Risks of Investing section.

Restrictions on Transfer

By law, an investor who buys a Convertible Note won't be allowed to transfer it for one year, except (i) back to the Company itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the Company's shares. In general, an "accredited" investor is a person with at least $200,000 of income ($300,000 with a spouse) or a net worth of at least $1,000,000, without taking into account his or her principal residence.

- SAFEs: 115,000

The company has $115,000 of SAFEs outstanding.

For a description of the SAFEs, see Convertible Notes section above.

- Common Stock: 4,586,400

Voting Rights

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities (including convertible notes) and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of a Convertible Note, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

2016

The first quarter of 2017 (January to March) was spent in research and preparation mode, as well as searching for space for the prototype farm.

The company's first prototype farm at the Institute of Culinary Education (ICE) was installed in April 2016, under an agreement whereby Farm.One would supply equipment and operate the farm in return for collaborating with the school and growing crops for the school's use. This farm was built to test growing methods and the sales market for locally-grown specialty produce. As a small proof of concept farm it was not intended to be a profitable enterprise. Between August to November 2016, the company brought on an initial base of customers, including restaurants Daniel, Atera, Jungsik and L'Appart. The company achieved the goal of "selling out" the farm at ICE by using all available space and achieving the target price per pound for products.

During the 2016 year, the company employed a small team of employees and contractors while building revenue, and operated at a loss.

In November 2016, restaurant Atera offered a space of around 1,200 square foot total in their building to the company, for a potential new farm. At the end of 2016, the company started initial preparatory construction on the new farm in Tribeca, incurring some preparatory construction costs. The company signed a lease on the new space.

2017

In January 2017, the company ramped up construction of its new Tribeca farm. Overall, construction of the Tribeca farm required around $250,000 of construction and equipment expense, part of which was funded with a Simple Agreement For Future Equity of $135,000, and part from cash.

The company continued to operate the farm at ICE while building the Tribeca farm. Due to the Tribeca farm being split across two rooms, initial production capacity came online in March 2017 at Tribeca, and subsequent capacity in August. A small part of the Tribeca farm is still to be completed with LED lighting, which will open up additional capacity.

Additional working capital has been deployed in bringing the operation up to speed.

Tribeca farm as model for future farms

As a 1,200 square-foot farm, the Tribeca operation represents a model for future farms to be built. **However there are key differences which will allow future farms to be more profitable:**

- We expect to operate future farms with around 5 full-time staff per 1,500 square foot of growing space. Future farms will not require the overhead of their own management team - they will be overseen by the New York headquarters.
- Future farms may be larger in size, allowing additional economies of scale. The market for our product is healthy, and potentially much larger than we initially anticipated, making it possible to build farms of 1,000 to 5,000 square feet.
- Future farms can leverage centralized accounting, equipment purchasing, marketing, ecommerce, software and processes. Significant cost savings will occur from centralized consumables purchasing.
- The reputation of our current farms can be used to attract customers in new cities - an advantage our first farms did not have.

Revenue

The company has achieved significant gross revenue and gross profit growth each quarter of 2017.

Cost of Sales

The key Costs of Sales in Farm.One's operations are

- Direct Labor (farm labor directly related to growing of product)
- Packaging
- Consumables - growing media and seeds

Utilities costs are not included in our Cost of Sales calculation.

Gross Margins

Since June 2017, on a monthly basis, Farm.One has had a positive gross margin of around 50%.

Operating Expense

Key operating expenses for the company are wages and salaries of the management team, and utilities costs.

Management Wages and Salaries

The company employs 5 staff on the management team, including the founder and CEO. Since the inception of the company, the CEO has been unpaid. Post-fundraise, the CEO will be paid a reasonable salary.

Financial Milestones

The Company is currently generating net income losses. However, our new Tribeca farm has sufficient size, when at full capacity and full sales, for the Company to reach breakeven with current staff, with additional farms becoming accretive to overall net income. Management currently forecasts 2018, 2019 and 2010 revenue of $1 million,

$2 million and $7 million, respectively. Positive net income is expected in 2018, although the Company may choose to prioritize growth over profit generation.

No executive hires are planned in the next 6 months.

Building Additional Farms

The Company's intention is to build additional farms in other US or worldwide urban areas, seeking favorable arrangements alongside restaurants or other culinary businesses. Each farm is intended to become a profitable entity in itself, with support from the headquarters in New York. Additional farms are expected to be between 1,000 square-foot to 5,000 square foot in size.

Target cities may include, but are not limited to: Chicago, Philadelphia, Minneapolis, Las Vegas, San Francisco, Los Angeles, Seattle, Portland, Vancouver, Toronto, Miami, Denver, Austin, Houston, Tokyo, London, Paris, Taipei, Singapore, Hong Kong, Sao Paulo, Copenhagen, Dubai. The choice of future farm locations is at the sole discretion of the executive officers and directors based on the business needs of the Company.

Over the next 6 months, the Company's focus is on preparing to build these additional farms, by

- Growing its New York farms to maximum revenue potential, by continuing to build Sales and investing in Marketing
- Continuing to improve its software and process definition to allow the Company to operate multiple farms centrally
- Finalizing training materials and documentation to allow the Company to operate multiple farms centrally
- Scouting for new locations, with a focus on the US East
- Conducting additional R&D on hardware to improve operational efficiency

By June 2018, the Company hopes to have chosen a site and begun construction on a new farm in a target city.

Profitability of future farms and payback period

Depending on size, additional farms may require a capital investment of between $200,000 to $1,000,000, part or all of which may come from funds raised. The company aims for a "payback period" on capital for each farm of between 2-5 years. Operating circumstances for each farm may vary, due to factors such as local minimum wage, local electricity cost, demand for product, and other reasons.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. However, the company anticipates continued revenue growth, and to reach positive net income before any raised funds are depleted.

The company's future long-term revenue growth depends on building additional farms in US cities, which may require new capital beyond this fundraise for construction and equipment costs, as well as the working capital required to bring new farms to profitability. Capital for new farms may come from free cash flow; equipment financing; traditional or convertible debt instruments; equity in the company or in a subsidiary of the company specific to a future farm; or a combination of these methods.

The choice of future fundraising methods is at the sole discretion of the executive officers and directors based on the business needs of the company and the particular circumstances of any new farm to be built.

Indebtedness

SAFE Agreements In 2017, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $115,000. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $85,000 as of December 31, 2016 (the "Purchase Amount") into the Company's stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre- money valuation. The number of shares of stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: A) cash of the Purchase Amount; B) the number of shares of common stock determined by the share pricing derived by dividing a $3,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement). The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Convertible Note Issuances Subsequent to December 31, 2016 through the issuance date of these financial statements, the Company issued $100,500 of convertible notes payable, bearing interest at 2% per annum and maturing on November 30, 2019. These notes entitle the holder to convert the convertible notes into the Company's stock. The terms provide for automatic conversion of the convertible note agreements into the Company's stock if and upon a qualified equity financing event of $5,000,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by either: a) a $7,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. Lease Agreement In April 2017, the Company entered into a lease agreement for commercial space it began occupying in January 2017. The initial lease term is from January 1, 2017 through December 31,

2021, with renewal options for two additional five-year terms. The initial lease rate is $500 per month, with 3.5% escalations annually commencing January 1, 2018. If and upon renewals, there is a 6% escalation to the lease rate at each renewal. The Company is also required to pay a portion of property taxes, utilities, and other common costs.

Recent offerings of securities

- 2017-04-01, Rule 506B, 115000 SAFE. Use of proceeds: Total of SAFEs: $115,000 Use of Proceeds: Construction of Tribeca Farm Working Capital

Valuation

$7,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Software Development	$9,400	$100,000
Capital Expenditure (New Farms)	$0	$500,000
R&D (Growing Techniques)	$0	$50,000
R&D (Hardware)	$0	$50,000
Working Capital	$0	$305,800

Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding. If we manage to raise $1,070,000, we plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

- Investment into our farm management software
- Contribution of cash to building one or more additional farms in US cities
- Research and Development into growing techniques for culinary plants
- Research and Development into improved hardware for farm efficiency

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website http://farm.one in an area designated for "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Farm.One, Inc.

[See attached]

Farm.One, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Farm.One, Inc.

TABLE OF CONTENTS

To the Board of Directors of
Farm.One, Inc.
New York, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Farm.One, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 5, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FARM.ONE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 47,489	$ 39
Accounts receivable	3,208	-
Inventory	18,143	-
Total Current Assets	68,840	39
Non-Current Assets:		
Property and equipment, net	56,642	-
Total Non-Current Assets	56,642	-
TOTAL ASSETS	$ 125,482	$ 39
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 20,948	$ -
Accrued expenses	25	-
Total Current Liabilities	20,973	-
Non-Current Liabilities:		
Related party loan	115,028	-
Total Non-Current Liabilities	115,028	-
Total Liabilities	136,001	-
Stockholder's Equity:		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 3,920,000 shares issued, outstanding, and vested, each as of December 31, 2016 and 2015.	39	39
Additional paid-in capital	132,099	-
Accumulated deficit	(142,657)	-
Total Stockholder's Equity	(10,519)	39
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 125,482	$ 39

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015

	2016	2015
Sales, net	$ 5,293	$ -
Cost of goods sold	(24,188)	-
Gross Profit/(Loss)	(18,895)	-
Operating Expenses:		
General and administrative	79,071	-
Sales and marketing	10,543	-
Depreciation expense	3,073	-
Research and development	31,775	-
Total Operating Expenses	124,462	-
Loss from Operations	(143,357)	-
Other Income	700	
Income Before Income Tax	(142,657)	-
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (142,657)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 8, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	3,920,000	39	-	-	39
Net loss	-	-	-	-	-
Balance at December 31, 2015	3,920,000	39	-	-	39
Capital contributions	-	-	132,099	-	132,099
Net loss	-	-	-	(142,657)	(142,657)
Balance at December 31, 2016	3,920,000	$ 39	$ 132,099	$ (142,657)	$ (10,519)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (142,657)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,670	-
Changes in operating assets and liabilities:		
Change in receivables	(3,208)	-
Change in inventory	(18,143)	-
Change in accounts payable and accrued liabilities	20,973	-
Net Cash Used in Operating Activities	(139,365)	-
Cash Flows from Investing Activities		
Purchases of property and equipment	(60,312)	-
Net Cash Used in Investing Activities	(60,312)	-
Cash Flows from Financing Activities		
Proceeds from related party loan	115,028	-
Capital contributions	132,099	
Issuance of common stock to founders	-	39
Net Cash Provided by Financing Activities	247,127	39
Net Change In Cash	47,450	39
Cash at Beginning of Period	39	-
Cash at End of Period	$ 47,489	$ 39
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Farm.One, Inc. (the "Company"), is a corporation organized December 8, 2015 under the laws of Delaware. The Company grows rare produce in farms in central city locations, selling predominantly to chefs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $18,143 and $0 as of December 31, 2016 and 2015, respectively, consisted of plants and related overhead. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 3-10 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment totaled $3,670 and $0 for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Computer & office equipment	$ 14,351	$ -
Farm Equipment	10,961	-
Leasehold improvements	35,000	-
Property and equipment, at cost	$ 60,312	$ -
Less: accumulated depreciation	(3,670)	-
Property and equipment, net	$ 56,642	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cost of goods sold includes product costs, consumables, packaging, labor, and overhead allocations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $31,775 and $0 for the periods ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $177,966 and $0 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes, and has used an effective blended rate of 38.3% to derive net tax assets of $47,917 and $0 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis depreciation methods and other tax to GAAP differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated significant revenues or profits, has sustained net losses of $142,657 and $0 during the periods ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $142,657 as of December 31, 2016, and has limited available liquid assets as of December 31, 2016 with just $47,489 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDER'S EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of each December 31, 2016 and 2015, 3,920,000 shares of common stock were issued and outstanding.

In December of 2015, the Company issued its founder a total of 3,920,000 shares of common stock at $0.00001 per share, in exchange for $39 of cash. This stock issuance was conducted under terms of a restricted stock purchase agreement, but contained no vesting provisions. All issued and outstanding shares are fully vested as of December 31, 2016 and 2015.

During 2016, the Company's founder contributed a total of $132,099 of capital to the Company.

NOTE 5: RELATED PARTY TRANSACTIONS

In 2016, the Company utilized space owned by its founder for business purposes, and paid $4,100 per month for such space for six months of 2016, providing total payments of $24,600.

A relative of the Company's founder loaned the Company $115,028 during 2016 under an informal arrangement. The loan is considered payable on demand, but is classified as a long-term liability as it will be outstanding for at least one year, and bears no interest. The terms may be retroactively revised at a future date.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

SAFE Agreements

In 2017, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $115,000. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $85,000 as of December 31, 2016 (the "Purchase Amount") into the Company's stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: A) cash of the Purchase Amount; B) the number of shares of common stock determined by the share pricing derived by dividing a $3,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

Convertible Note Issuances

Subsequent to December 31, 2016 through the issuance date of these financial statements, the Company issued $100,500 of convertible notes payable, bearing interest at 2% per annum and maturing on November 30, 2019. These notes entitle the holder to convert the convertible notes into the Company's stock. The terms provide for automatic conversion of the convertible note agreements into the Company's stock if and upon a qualified equity financing event of $5,000,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by either: a) a $7,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

Stock Issuances

Subsequent to December 31, 2016 through the issuance date of these financial statements, the Company issued a total of 666,400 shares of common stock to five service providers under restricted stock purchase agreements at a price per share of $0.00003, providing total proceeds of $20. These issuances contain vesting provisions providing for prorata vesting of the shares over a 48 month period, subject to a one-year cliff where ¼ of the shares vest on the 1-year anniversary of issuance.

Lease Agreement

In April 2017, the Company entered into a lease agreement for commercial space it began occupying in January 2017. The initial lease term is from January 1, 2017 through December 31, 2021, with renewal options for two additional five-year terms. The initial lease rate is $500 per month, with 3.5% escalations annually commencing January 1, 2018. If and upon renewals, there is a 6% escalation to the lease rate at each renewal. The Company is also required to pay a portion of property taxes, utilities, and other common costs.

Management's Evaluation

Management has evaluated subsequent events through February 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Farm.One is pending **StartEngine Approval.**


PLAY VIDEO
farm.one

0
Investors

$0.00
Raised of $10K - $107K goal

Farm.One

Urban Chef's Farms of the Future

Small OPO · New York, NY · Agriculture
Accepting International Investment


farm.one
Chef's Farms of the Future


Growing Specialty Produce


With Proprietary Technology


Selling to Michelin-Star Chefs

Farm.One grows rare produce in New York City urban vertical farms using hydroponics and LED lighting. In just a year, we have some of the top chefs in the world as our customers.

Invest in the team building the most exciting farms in the world.

At a farmer's market two years ago, I came across a herb called papalo. I had never tasted anything like it before. Its citrus peel aroma and cilantro-like freshness blew me away. Wow.

But a week later, the weather had changed, and papalo wasn't on sale.

I asked myself - why is the best produce hidden from foodies and chefs?
Why are we all stuck with the same boring herbs?
Why do chefs have to use produce grown thousands of miles away?



I decided to start Farm.One, using innovative **vertical farming** technology to grow **rare produce** in the heart of **New York**, year-round. I hustled to build software, hardware, gather a great team, make sales, find space.

Just over a year later, we are now the tastemakers. We have two farms in downtown Manhattan. We sell an enormous range of rare herbs, edible flowers and microgreens to NYC's best chefs. **All grown locally, without pesticides, just minutes away. They love us for it.**

I'm now opening Farm.One to investment, to build new farms beyond New York and continue to improve our farm technology.

We plan to add 10+ new farms in US and global cities over the next 4 years. Farms with a diverse range of truly exciting, life-changing produce. We don't care who has the "largest" farm. We're building the best farms.

Join us and be part of an exciting food future.

Rob Laing
CEO & Founder



Investment Overview

With funds raised, Farm.One will continue to build our own **technology**, and **build future farms** in additional US and global cities.

Convertible Note | Minimum $500 Investment. Note converts to equity when the company raises $5M.

Maturity Date: November 30, 2019
$7M valuation cap, 20% Discount
2% yearly interest rate

Investors in Farm.One Receive Unique Perks

All investors of **$5,000+ get a free guided farm tour for up to 4 guests**. Higher-level investors get these additional perks:



$10,000+

A generous **Farm.One fresh herb and flower** gift box



$20,000+

A **signed print** of a **custom** Farm.One Instagram "**Plate**"



$50,000+

Special dinner at **Double Zero** in NYC for 4 guests



$100,000+

Private dinner at **Atera** in NYC for 4 guests

Note: See Terms section below for additional details. All perks occur after the offering is completed.

Farm.One: Start to 14 Michelin Stars in Just a Year

L'APPART · AI FIORI · atera · BUTTER · Chef's Table at Brooklyn Fare · DANIEL · DOUBLE ZERO
JUNGSIK · LE TURTLE · marea · Mission Chinese Food · LOVE · UCHŪ

April 2016: Small Prototype



In 3 Months, Sold Out



Unique Software & Process


Batch 3040 Shiso (Britton)

2017: 2nd Farm in Tribeca!



Just as Tesla started with a sports car, I decided to focus first on the high end chef market in New York City. I decided to start small, to rapidly react to customers' needs before making big bets, to build a prototype farm to test the market.

I was determined to find a great central location in NYC to test our theories out. With hard work, I managed to secure a space in downtown Manhattan at ICE, one of the world's best culinary schools.

Within just three months, we had sold out all available product to some of the best restaurants in the city - who are now our recurring customers.

- First sale: Michelin ☆☆ Daniel
- **Now serving customers with a combined total of 14 Michelin stars**
- Average customer order size has increased each quarter
- Strong revenue growth, even while sold out of space
- Added Tour & Event revenue streams with huge growth potential

No off-the-shelf solution was capable of managing 100s of products grown at one time within a small farm - **so we built our own software and hardware**. We have developed unique processes for agile farming in small spaces.

- Successfully grown over 500 plant varieties
- Growing around 200 varieties at any one time
- Powerful farm management software on desktop and iPad
- All batches tracked with QR codes - total traceability
- Unique processes for farming in small spaces

We've **just completed** our second farm, in the exclusive Manhattan neighborhood Tribeca, underneath Michelin ☆☆ restaurant **Atera.**

The new farm is the latest iteration of our hardware with over 1,200 square feet of vertical racks. At full capacity, this farm will allow us to serve around 4x as many customers, with increased revenue to match.

Our Tribeca farm is the model for future farms to be built in locations around the US and the world.



We Grow 500+ Botanical Ingredients

We grow and sell rare **herbs**, **edible flowers** and **microgreens** (very young crops). Our products are all rare, high-quality, 100% pesticide-free and delivered same day, so we command a **price premium**. For example, regular Genovese basil on the wholesale market is around $12/lb, whereas our Blue Spice Basil goes for $40/lb.

Our products are sold by weight or by "count", for specific leaf sizes or edible flowers.

A tiny selection from our product range...



PURPLE OXALIS
With a sour, green-apple tang



MICRO MAGENTA SPREEN
For a bright dash of color



NEPITELLA FLOWERS
A fragrant, forgotten Tuscan herb



BORAGE FLOWERS
Bright, cucumber-flavored petals

We Have the Trust of Top Chefs


"What you guys are doing is amazing"
VICTOR AMARILLA EXECUTIVE CHEF, LE TURTLE


World-Renowned Visitors
DANIEL BOULUD, THOMAS KELLER & OTHERS


"Beautiful, consistent product, week in, week out"
TAYLOR ADAMS CHEF, EMILY WEST VILLAGE


"We should clap our hands for Farm.One"
ALEX ATALA CHEF, RESTAURANT D.O.M.


"I would recommend Farm.One to any chef in NYC"
NICO ABELLO EXECUTIVE CHEF, L'APPART


"Farm.One is happiness"
RONNY EMBORG EXECUTIVE CHEF, ATERA

Consistency Builds Trust

We deliver to most of our customers 2x per week, via subway or bike, in Manhattan and Brooklyn only. Tuesdays and Fridays are busiest.

An example delivery might include several pounds of our Pluto Basil, 50-count of Thai Basil Flower Stems, and several trays of spicy microgreens. We do not charge for any delivery over $50.

Consistency is key for restaurants. A typical customer will spend hundreds of dollars per week: $10,000 to $40,000 per year.



We sell primarily to restaurant chefs and bars, but in the future we may sell to other large-scale produce buyers, and home cooks, either direct or through premium grocery-store partners.

Stay tuned to our updates for more films about our work with chefs.

Building the farm in Tribeca, Underneath Restaurant Atera

In November 2016, Chef Ronny Emborg invited us to build our second farm in the basement underneath 2-Michelin Star restaurant **Atera**.

Working with Ronny and the team at Atera is a once-in-a-lifetime opportunity, to have a unique chef's farm growing indoors just steps away from such a respected restaurant kitchen. As a chef in the Danish tradition of foraging for prize ingredients in woodland near the restaurant, Ronny said "I was excited at the opportunity to have a farm just like this, in the middle of New York."



Ronny says "When you walk inside Farm.One, it's like happiness. You have these colors, the flowers, you can't help but be happy". We are proud to provide ingredients for a number of Ronny's award-winning dishes.

Watch the short film below for more on how Atera works with Farm.One:


“Through our collaboration, we have been able to elevate our dishes both in aesthetics and flavor”
HO YOUNG KIM EXECUTIVE CHEF, JUNGSIK


SPOTLIGHT: ATERA

We Go Beyond Chef Sales: **Premium Culinary Experiences**



Our "Edible Bar" is a huge hit, bringing the flavors of dozens of live rare herbs and flowers to corporate events, parties and product launches.



Tasting tour visitors become instant fans: *"truly blown away by the entire experience", "an absolute blast", "the worlds flavors within arms reach".*

Vertical Farming: Sustainable, Fresh, Clean.

ALWAYS PEAK SEASON
Growing indoors means it's a summer's day, year-round.

TRACED & TRACKED
All crops tracked seed to harvest via our proprietary software.

100% NASTY-FREE
No pesticides, pollution, soil contamination or manure.

FAR, FAR FRESHER
All our produce is delivered within a few hours of harvest.

ZERO FOOD MILES
Our city-center locations mean we can deliver by bike and subway.

EFFICIENT GROWTH UNDER LED
We use the latest LED technology for efficiency and perfect flavor.

RECYCLED WATER
We use ~95% less water than an equivalent conventional farm.

COMPOSTED WASTE
Our farm produces minimal waste, most of which goes to compost.

How We Do It: **Farm.One Technical & Design Innovations**



Custom-Designed Hardware

We combine off-the-shelf components with custom-built plumbing and racking solutions, with the latest LED lights. We are now on version 4.0 of our hydroponic system design, which incorporates multiple improvements for plant health and operational efficiency.



Maximum Growth in Small Spaces

Our newest farm is in a basement of a landmark building in Manhattan. Construction involved renovation of the space, custom design of two rooms, and design of packing and storage areas. We are now ready to roll out multiple farms across US cities, no matter the location.



Batches Grown to Order & Tracked

Each batch is grown to order for a customer, giving us predictable revenue, enabling us to grow to exacting specifications, and minimizing waste on the farm. Our farm team tracks the growth of each batch, giving data to our software, and notifying Sales when necessary.


A
B
C

Tailored Nutrient Solutions

In our systems we can pinpoint different nutrient mixes for different groups of crops.

Our database stores growing recipes for each crop type, ensuring each farm uses the same recipe, no matter the location or staff. Over time we improve on the recipes and store the data, creating continuous improvement.



Tailored Light Spectra

LEDs allow us to use different light spectra for our 500+ crops, giving them the exact light intensity and quality they need to thrive. We can even adjust the spectrum throughout the growing cycle, for example, to promote flowering at the correct time. Even in the summertime, our LED lighting can ensure better performance than outdoor growers.


Training Content
Customers
Tasks
Orders
Batches
Product Variants
Growing Recipes
Equipment

Comprehensive Software

We built our own database and software to manage our farm and the thousands of batches planted each month.

The software connects to our accounting systems, Ecommerce website, barcode scanners and printers, for a powerful suite of tools allowing each farm to be run efficiently and in a uniform way.


$Ca(NO_3)_2x4H_2O$
$MgSO_4$ x $7H_20$
Fe-EDTA
KNO_3
KH_2PO_4
CuSO
NH_4NO_3
H_3BO_3
KCl

Plant & Fungi-Based Mixes

Our nutrients are an environmentally friendly alternative to normal chemical fertilizers, not derived from harmful chemicals such as urea and ammonia nitrate. We add beneficial bacteria and fungi to our nutrients and root zones to create healthy, safe growth with minimal negative waste going into the sewer system.

A **Unique Approach** in a **Fast-Growing Industry**

Demand for local food increased 7x 2005-2014

The market for specialty produce is traditionally controlled by distributors who try to source product from all over the world. Specialty chefs' farms tend to grow in soil and ship product overnight, often with significant packaging. So restaurants are pushing back:

- “Local food” demand has increased rapidly, from $1 billion in 2005 up to $7 billion in 2014 *
- "Hyper-Local Sourcing" is the top trend for 2017 according to the National Restaurant Association (NRA).
- 92% of fine-dining restaurateurs surveyed by the NRA planned to add a locally sourced item to their menus in 2016.*

Organic food sales grew 8% in 2016 (5% of total sales)

The American organic sector stayed on its upward trajectory in 2016, gaining new market share and shattering records, as consumers across the United States ate more organic products than ever before, according to the Organic Trade Association’s 2017 Survey*

This trend is expected to continue, as natural and organic food sales are projected to grow by 70% between 2016-2021*

Consumers tend to choose organic because of the lower pesticides * - although the "Organic" label allows for some pesticide usage. Farm.One's farms use beneficial insects instead of pesticides, **easily exceeding this standard.**

$220M invested in vertical farming companies in 2017

Over $220M in 2017 alone has been invested in vertical farming companies, showing considerable interest among investors including Jeff Bezos, Eric Schmidt and Tom Colicchio.

As Henry Gordon-Smith says, *"Investors are really seeing that there is a case for growing indoors and growing near cities"*.

But all investments to date have been "Big Ag", mass-market leafy greens farms.

Farm.One is the **only vertical** farm building a **premium brand** based on quality, by growing a **wide** range of **specialty produce**.


“A blueprint for farming in the future”
MICHAEL LAISKONIS CREATIVE DIRECTOR, ICE
❄❄❄ PASTRY CHEF

As a chef with an eight-year tenure as Executive Pastry Chef at Le Bernardin, **recipient of three coveted Michelin stars**, and now as Creative Director of the Institute of Culinary Education, Chef Michael Laiskonis knows the power of sourcing the right ingredients.

Laiskonis says *"A lot of cooking is simply finding the best ingredients you can, and not screwing them up. Having access here in the city to Farm.One can make a chef's life incredibly easy. Farm.One provides a really interesting blueprint for where agriculture, and especially urban agriculture will be going in the future, by using small urban spaces to provide high-quality ingredients."*


“A business case that stands out from the competition”
HENRY GORDON-SMITH FOUNDER, AGRITECTURE

Henry Gordon-Smith is the founder of industry consultants and commentators Agritecture, and a founding member of the Association for Vertical Farming. As such, he is exposed to a large number of vertical and indoor farming projects around the world.

"One of the concerns about vertical farming is the lack of diversity of crops. Farm.One is the exact opposite of that, it's creating diversity, creating new flavors, and bringing the joy of a unique, locally-grown product to the customer"

"This idea that you could take unused properties in New York, Chicago and LA and convert them into Farm.One locations to produce on-demand products for chefs really helps Farm.One stand out from rest of the world of vertical farming"


“A viable business that can scale around the world”
NICK KLASE CEO, FLUENCE BIOENGINEERING

As CEO of one of the world's leading horticultural LED manufacturers, Nick Klase has broad oversight over the vertical farming industry. He mentions that *"Vertical farms can be up to 10x more productive from the same land, and use around 95% less water compared to traditional field farming, with less pesticides or no pesticides at all"*.

Among the hundreds of companies on Nick's radar, Farm.One stands out. *"What we love about Farm.One is they are not trying to be the biggest vertical farm, they are trying to be the best. It's a very exciting time to be in the commercial agriculture space, and Farm.One is well equipped with a diverse team to take it to the next level."*

Hear the full interviews with industry experts Michael Laiskonis, Henry Gordon-Smith and Nick Klase:


SPOTLIGHT: INDUSTRY EXPERTS

A Team of Diverse, Relevant Backgrounds


DAVID
HEAD HORTICULTURALIST
Multiple years diverse hydroponics experience.
DANA
HEAD OF OPERATIONS
Started profitable fast-casual restaurant. Worked in one of NYC's top restaurants.
WILSON
SALES MANAGER
Multiple years of restaurant and food and beverage sales.
Rob
CEO
NIC
ENGINEERING MANAGER
Experience ranging from hydroponic engineering to algal fuel cell systems.


EXPERIENCED STARTUP CEO

CEO Rob Laing was founder and CEO of innovative translation technology startup Gengo.com, accelerating the company to $10M in annual sales, and managing a team of over 50 staff and over 15,000 remote workers.

Previous direct reports and coworkers have the following praise:

- *"Rob is able to drive passion, focus and vision", "is a world class leader"*
- *"incredibly effective CEO"*
- *"a natural leader who knows how to rally his troops"*
- *"created a strong culture of openness and responsibility at all levels"*
- *"hugely motivational", "consistently instills clear strategic direction"*
- *"deep awareness of competitors and the industry as a whole"*
- *"successfully led the company through rapid growth and change"*


SPOTLIGHT: OPERATIONS

Just as fast food restaurants revolutionized how food is produced, the Farm.One team combines a technological approach with best practice from other industries, to quickly build processes in the brand new world of vertical farming.

Operations at Farm.One are aided by the following

- Continuous improvement by breaking down each process
- Quick prototyping of farm management software
- Continual evaluation of equipment for efficiency and sustainability
- Task management systems integrated with training materials
- Steady cadence of team feedback with weekly retrospectives

A Timeline of Rapid Expansion

farm.one

Farm.One Incorporated

Before building the first farm, CEO Rob researched the industry extensively in the US, Australia and Japan.

December 2015



Hired David Goldstein as Farm Manager

CEO Rob brought on David as an experienced hydroponic grower.

March 2016



Installed Farm at ICE

Farm.One secured a prime location for our first, prototype farm, inside the Institute of Culinary Education in downtown Manhattan.

April 2016



Started Initial Outreach to Chefs

We started to reach out to chefs in the city, to give tours of the farm. Lots of excitement. We brought on Nic, our Engineering Manager.

August 2016



First Customer! Restaurant Daniel

2-Michelin-star restaurant Daniel in the Upper East Side was the first customer of Farm.One, buying our Nepitella Flowers.

September 2016

atera

Added New Customers

Started deliveries to Atera (**), Jungsik (**), Double Zero, Chef's Table at Brooklyn Fare (***), L'Appart (*) and others.

October 2016



Reached Maximum Capacity at ICE

We sold out of capacity of our prototype farm at ICE. Time to look for extra space! Due to overwhelming demand, added guided tours of the farm.

November 2016



Signed Lease in TriBeCa

Executive Chef Ronny Emborg offered a new, central location - underneath 2-Michelin star restaurant Atera. We signed a long lease on the 1,200 square-foot space. Nic started to plan.

January 2017

Mission Chinese Food

Added New Customers

Started deliveries to Butter, Print, Mission Chinese Food, Locanda Verde and others. Construction on our TriBeCa space was ongoing - with the normal snags and difficulties!

March 2017



Renovation Complete at TriBeCa

First stage of construction (creating farm room, modifying HVAC and plumbing) was complete. Now to install hydroponics. Wilson Gibbons, our new Sales Manager, joined the team.

April 2017



Construction Complete

Equipment building completed at TriBeCa. We were excited to plant the first crops in our own space, with huge capacity to grow into! Hired our Head of Operations, Dana.

July 2017

LE TURTLE

New Customers Onboarded

Welcomed Le Turtle, Marea (**), Uchu, Le Coucou, Emmy Squared, Sakara as some of the first new customers from our space in TriBeCa. More customers in the pipeline now.

September 2017

In the Press

Tasting Table · one green planet · The Wall Street Journal · edible Manhattan · New York · Garden Collage · CBS New York · Homestead Brooklyn

SHOW MORE

Meet the Founder



Rob Laing

President, CEO, & Director

Rob has been President,CEO and Sole Director of Farm.One since inception in 2015. Previously, he founded and was CEO of the VC-funded language translation startup Gengo.com in Tokyo from 2008-2015. More details above. Official Titles & Dates: 2010-April 2015: President, CEO & Director of Gengo, Inc. a US software company providing translation services. 2008-April 2015: President, CEO & Director of Gengo, KK, a software company in Japan providing translation services (Became a subsidiary to Gengo, Inc.)

And the Rest of the Team



Dana Mitchell

Head of Operations

Dana, our Head of Operations since 2017, brings varied experience running both fast-casual dining at Georgetown and corporate consulting with Deloitte. Previous positions: Le Turtle Principal Business: Restaurant Title: Cook Dates Served: October 2016 - April 2017 Deloitte Consulting LLP Principal Business: Management Consulting Title: Analyst Dates Served: August 2015 - August 2016 Deloitte Consulting LLP Principal Business: Management Consulting Title: Intern Dates Served: June 2014 - August 2014 The Students of Georgetown, Inc. ("The Corp") Principal Business: 501(c)3 Educational Non-Profit Title: Director, The Hilltoss Dates Served: March 2014 - March 2015 The Students of Georgetown, Inc. ("The Corp") Principal Business: 501(c)3 Educational Non-Profit Title: Director of Personnel Dates Served: March 2013 - March 2014



David Goldstein

Head Horticulturalist

Multiple years of hydroponic system design and growing experience. Farm.One: -Farm Manager: February 2016 - September 2017 -Head Horticulturalist: September 2017 - present Re-Nuble: (Nutrient manufacturer) -Hydroponicist and Product Manager: December 2015 - February 2016 Boswyck Farms: (Design agency for hydroponic farms) - Hydroponicist: March 2015 - December 2015 MarketView Research Group: (Online market research boutique) - Information Systems Specialist: May 2011 - March 2015



Nic Jackson

Engineering Manager

Nic graduated from McGill university with a degree in Bio-Resource Engineering, including work on biofuels using algae, and additional work in New Zealand on aquaculture systems.



Wilson Gibbons

Sales Manager

With previous experience at BlueCart and the amazing UpMountain Switchel, Wilson is passionate about sharing (and consuming) high-quality local food and beverages.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to equity when the company raises $5,000,000 in a qualified equity financing

Maturity Date: November 30, 2019

$7,000,000 Valuation Cap

20% Discount Rate

2% Annual Interest Rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Farm.One, Inc.

Corporate Address	15 William Street Apt 14B, New York, NY 10005
Description of Business	Farm.One builds and operates indoor farms, growing specialty produce for chefs.
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$500

What is a Convertible Note?

A convertible note offers you the right to receive shares in Farm.One, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000 in qualified equity financing. The highest conversion price per share is set based on a $7,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks*

$5,000+ A guided tour of the Farm.One farm in Tribeca for up to 4 people. Date and time of tour to fall on a Monday-Thursday between 4pm-8pm. Investor is responsible for booking the tour, through a web link provided by Farm.One at a time after investment has been received. Tours must be booked before May 31, 2018, and the last eligible tour date is June 28, 2018. Investor may invite additional guests, at a standard price of $50 per guest, by giving Farm.One at least 24h notice upon booking, via email or phone call. Duration of tour is 60 minutes. Farm.One reserves the right to combine tour groups together, and there is no guarantee that the tour will be private.

Investors unable to visit New York before June 28, 2018 may opt to substitute this Perk for a Farm.One T-shirt.

$10,000+ A gift box of fresh herbs and flowers, delivered to any US address. The gift box features a generous selection of Farm.One produce, giving the Investor a taste of the variety and visual appeal of the company's product. Product selection within the box to be determined by Farm.One staff.

Investors unable to receive fresh product due to a non-US location may opt to substitute this Perk for a Farm.One T-shirt.

Investor must indicate their mailing address using forms provided by Farm.One, before May 31, 2018 to receive this Perk.

$20,000+ A custom framed and signed print measuring 24x24", consisting of a Farm.One plate, example here: https://www.instagram.com/p/BaHG4hHnONH/?taken-by=farm.one. The print is guaranteed to be in an edition of 1. Cost of shipping print to any reasonable worldwide address is included. While the Investor may indicate a preference, final choice of print is at the discretion of Farm.One staff. For a sample of additional Farm.One "Plates" view the company's Instagram account at http://instagram.com/farm.one.

Investor must indicate their mailing address using forms provided by Farm.One, before May 31, 2018 to receive this Perk.

$50,000+ A special dinner for up to 4 persons at Double Zero, 65 2nd Avenue, New York. Menu items to feature a special selection of Farm.One ingredients. The investor can order any dish as they please, up to $500 in total costs for the entire party dining ("Purchase Limit"). Any and all additional food or beverage orders during the meal beyond the Purchase Limit are at the expense of the Investor. All reasonable dietary restrictions can be accommodated. Date and time of the dinner to fall Monday through Saturday, on an available evening as mutually agreed with Double Zero. At the Investor's request, Farm.One staff may join the meal. Any Farm.One staff dining are not included in the maximum 4 persons and do not impact the $500 limit.

The Special Dinner Perk must be booked before May 31, 2018, and the last eligible dining date is June 30, 2018. Investors unable to visit New York in time to take advantage of this Perk may receive a Perk of equivalent value, as agreed with Farm.One.

$100,000+ A private dinner for up to 4 persons in the Private Dining Room at Atera, 77 Worth Street, New York. The dinner features a set menu featuring Farm.One ingredients by chef Ronny Emborg, and beverage pairings. Any and all beverage orders during the meal beyond standard pairings is at the expense of the Investor. All reasonable dietary restrictions can be accommodated. Date and time of the dinner to fall Monday through Saturday, on an available evening as mutually agreed with Atera staff. At the Investor's request, Farm.One staff may join the meal. Any Farm.One staff dining are not included in the maximum 4 persons.

The Private Dinner Perk must be booked before May 31, 2018, and the last eligible dining date is June 30, 2018. Investors unable to visit New York in time to take advantage of this Perk may receive a Perk of equivalent value, as agreed with Farm.One.

All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

I'm Rob Laing, and I'm the CEO and founder of Farm.One.

Farm.One is a vertical farm in New York. We use advanced hydroponics, the latest LED light technology, and proprietary software and processes to grow over 500 different rare herbs, edible flowers and microgreens for the best chefs in the city.

Hydroponics means growing plants in a water-based nutrient solution, without soil.

Vertical farming is an exciting, hyper-efficient technique of stacking multiple growing layers indoors seeing high level of investment interest. But Farm.One is the only vertical farming company focused on rare, flavorful speciality produce.

In April 2016, I started Farm.One with our prototype farm at a prestigious culinary school in downtown Manhattan. As we started to grow rare herbs and flowers, we attracted highly-respected chefs as visitors.

"Hello I'm Alex Atala from Brazil. If you can believe, I'm here in downtown New York, inside this beautiful urban farm."

We quickly acquired Michelin-starred restaurants as clients, sold out within just a few months, and started looking for space to expand.

One of our customers was Atera, a 2-michelin starred restaurant in Tribeca, an exclusive Manhattan neighborhood. Head Chef Ronny Emborg invited us to complete a second, much larger farm inside their huge basement.

Nic Jackson, Engineering Manager: "Within a short period of time, we were able to convert an historic landmark building into a hyper-efficient urban farm."

Ronny Emborg, Executive Chef, Atera: "So when you walk into Farm.One it's like happiness, you see all these green colors, yellows, all the flowers, it can just be like happiness"

We finished construction on the farm in August 2017, and every week we're serving more customers out of the space.

In just 18 months we've built a team with expertise in Horticulture, Operations, Engineering and Sales. And at our heart we're a technology company, turning farming into science.

David Goldstein, Head Horticulturalist: "Before joining Farm.One, I had a number of years experience building and running hydroponic systems. But at Farm.One we're taking everything to a whole new level.

"We use our own data-tracking software to build knowledge on over 500 varieties of plants, with an emphasis on improving overall quality, flavor and esthetics"

Dana Mitchell, Head of Operations: "The software that we've built at Farm.One is customized to our exact operational requirements. At any given time we can be growing hundreds of varieties, and thousands of batches planted.

"We put so much care and effort into each individual product that we grow, and I think that's because our customers are chefs, and chefs by nature are extremely discerning and demanding. And I don't think we'd have it any other way"

Wilson Gibbons, Sales Manager: "So we're really really lucky to work with some of the best chefs not just in New York city, but also the world. Mission Chinese Food.... Pizza Loves Emily..."

Taylor Adams, Chef, Emily West Village: "The pluto basil we put on 4 or 5 of our pizzas is probably the best basil I've ever tried. We get beautiful consistent product, week in, week out, which is not something you get from a lot of people"

Wilson Gibbons, Sales Manager: "Daniel, Jungsik, Le Turtle"

Victor Amarilla, Executive Chef, Le Turtle: "What you guys are doing is amazing. Year round, having all these beautiful microgreens, with beautiful texture and beautiful flavors. Never knew that a plant like that could taste so good and it takes you places"

Wilson Gibbons, Sales Manager: "Uchu, Double Zero, Butter, Atera..."

Ronny Emborg, Executive Chef, Atera: "We use a lot of products from Farm.One. Nasturtium, lemon balm, mustard greens, a special type of mint, bronze fennel, a big piece of lemon verbena, small flowers nepitella blossom, we can really see when the guests are eating this flower they're like oh wow, really amazing flavor!"

Nick Klase, CEO, Fluence Bioengineering: "What we love about the Farm.One team is that they are not trying to be the biggest vertical farm out there, but they're trying to be the best. These guys are serving 2 and 3-star Michelin-rated restaurants, and these chefs have the utmost high standards for food production, and the guys at Farm.One are delivering."

Michael Laiskonis, Creative Director, ICE: "I think Farm.One provides a really interesting blueprint for where agriculture, and certainly urban agriculture, will be going in the future."

Henry Gordon-Smith, Agritecture: "To produce on-demand products for chefs that are rare, unique and consistent year-round really has a very interesting business case that helps it stand out from the rest of the competition in vertical farming"

Nick Klase, CEO, Fluence Bioengineering: "It's no longer just a concept, but this is a viable business plan that's scalable to around the world"

Alex Atala: "Clap our hands to urban Farm.One"

Nic Jackson, Engineering Manager: "What we're now able to do is build these highly efficient urban farms anywhere around the world. Whether it be complex buildings or very tight spaces, we now have the knowledge and experience to get it done."

Rob Laing, CEO: "We're now ready to expand. We plan to open multiple farms across the US and the world over the next 3 years. Join us on the journey, and own a piece of Farm.One"

Video: Spotlight: Industry
I'm Nick Klase, the co-founder and CEO of Fluence bioengineering. We're an LED lighting company based in Austin Texas and we target the commercial horticulture industry. Some of the segments that we serve into would be the vertical farming market, commercial greenhouse production, and the cannabis industry. Some of the key benefits of vertical farming around producing higher quality crops is they actually get to use a lot less land because they're going vertical so some farms get to do a lot more per square foot of production space. They're going to use a lot less water - up to 95 percent less water compared to traditional field farming.

Less pesticides or no pesticides at all, because again you're controlling that environment so you don't need to introduce those types of chemicals under your crops. Then on the labor efficiency side it's a much more efficient model having people that can manage a very compact dense farm, to take labor out of the equation. One of the most exciting things about the Farm.One concept is that these guys are actually growing food in downtown Manhattan.

It has to be one of the most hostile places to grow plants on the planet, and these guys are showing that they're capable of it. I think that just really speaks to the future of vertical farming. It's no longer just a concept but this is a viable business plan that's scalable around the world.

It's a very exciting time to be in the commercial agriculture space and I think the Farm.One guys are very well equipped with their diverse team to take it to the next level.

I'm Michael Laiskonis the Creative Director here at the Institute of Culinary Education. Having Farm.One here in the building is incredibly inspiring not just for me but I know for the students as well. Every time I walk into the farm I'm tasting things in my mind as I'm seeing them growing.

One of the things that recently excited me was the Purple Oxalis. Not only are the leaves beautiful to look at but tasting the entire plant, tasting the stem immediately got me thinking about different applications - and I know the next thing I want to try are candied Oxalis stems. A lot of cooking is simply finding the best ingredients you can and not screwing them up in the cooking process.

So certainly having access here in the city to Farm.One can make a chef's life incredibly easy I think Farm.One provides a really interesting blueprint for where agriculture, and certainly urban agriculture will be going in the future, by utilizing small indoor spaces to produce high quality ingredients.

Hi my name is Henry Gordon Smith. I started a blog called Agritecture in 2011 observing the industry, I'm co-founder of the association of vertical farming and I'm founder of Agritecture consulting that helps entrepreneurs start urban farms and local ones so indoor agriculture vertical farming is very exciting mostly because you can grow year round, you can maintain the quality and you can really control the flavor and texture of the plants growing.

Obviously this has a lot of interest in the realm of sustainability where water scarcity and food access is becoming more limited, especially in high-end markets where chefs and other culinary arts professionals are looking for a premium product and they can't get it year round in the face of climate change.

So when I started reporting on the industry about six years ago there were some vertical farms in Asia and also some experimental farms in different parts of the world but in the US there were no commercial vertical farms - so for me to see the acceleration in the past three years of commercial farms pop up and grow in scale and as well as getting more funding has been really really interesting and a signal that investors are really starting to understand that there's a business case for growing indoors and growing quality products in your cities. So in the context of vertical farming especially commercial vertical farming it's about going big, and building big warehouse farms but Farm.One in contrast really approaches it from how can we find unused smaller urban spaces, convert those into productive spaces and supply the demand for highly valued premium, local produce in the city. That's really interesting to me because that's really approaching vertical farming from the original perspective of making it very urban, as close as possible to the customer, and really delivering the freshest product because it's no further than 30 minutes by bicycle or train to get to the customer.

So when you think about the global aspects of where Farm.One could perform very well it's any metropolitan area where the consumers are beginning to demand local and where the chefs recognize the value of being able to have more control over the kinds of crops that they get, no matter what time of the year so if you look at a city like Hong Kong where the density is so high, there's so much traffic, so much difficulty in getting the product to the customer to these high-end chefs and to these restaurants Farm.One would be able to deliver that product that same product or better one even within 30 minutes or less. You'll look at Dubai - we've been getting a lot of calls from that region as well they're importing all of this food typically by plane - refrigerated systems - that's simply not sustainable.

One of the main oppositions to vertical farming is that there's a lack of diversity, that there's a limit to the number of leafy greens you can grow and the interest you can get from consumers in that respect Farm.One is the exact opposite of that - it's talking about creating diversity, creating new flavors and connecting with the chefs that are really embracing bringing that product and the the joy and pleasure of a locally grown, unique product to the customer.

Video: Spotlight: Operations

Hi my name is Dana Mitchell and I'm the Head of Operations at Farm.One. My background spans both business and culinary. I have a business degree from Georgetown University and I studied culinary arts at ICE. When I was at Georgetown I worked to open a profitable fast casual restaurant, and after that I went on to work at Deloitte doing management consulting.

So from my experience running a restaurant and managing a restaurant kitchen as well as working as a cook in one of New York's most bustling restaurants in the Lower East Side, I think having the best quality produce, that has that amazing flavor as well as aroma in your mouth is one of the most incredible tools in your arsenal. It's amazing how when you're cooking you're always tasting, you're always hopping from ingredient to ingredient before you put that dish together, to make sure that each thing can stand on its own, it has the right balance of flavor, it has the right aroma, it has the right crispiness, whatever it may be. I think that's one thing that I love about Farm.One is that when I'm in the farm and I'm working with the farm hands I see them doing that, and you know taking a leaf here and taking a stem there and tasting it and just checking in with it. I think that's something similar with farming and cooking is that you're constantly checking in with your ingredients, seeing how they are, making sure everything is growing at the right speed or marinating at the right at the right pace and that's exciting to me.

A lot of what I'm doing in my role as Head of Operations is digging deep on our farm operational processes and making sure that we're
driving efficiency. I will take a process that happens on the farm, whether it be transplanting, planting, measuring out seeds, and will break it down into the smallest unit of production to see if we can accomplish that task a different way, or in bulk, or a faster way.

Another cool thing about the way that Farm.One farms is that we've built a just-in-time system. Our response times can even be in the span of an hour, in that a client can request a product we can harvest, it pack it and deliver it in that same hour which is incredible. Another thing that we do is we have built a pull inventory system. We have set up alerts in each segment of our supply so that our Farm Hands can let us know right when they need to purchase something new, so we're not carrying a lot of inventory.

Another thing that we've worked really hard to do is streamline our physical movements. Our space is quite small, we're in a basement underground and so each reach for an item, harvesting of a plant with a certain square footage needs to be minimized. The software that we built at Farm.One is customized to our exact operational requirements. At any given time we can be growing hundreds of varieties, and thousands of batches planted.

Another way that we use our database is training personnel. We have all of our tasks system laid out with training videos linked. We have a knowledge base system that sits parallel to that, so that when an employee enters the farm they have a lot of information, and a lot of video training at their fingertips. I think because we have a very unique growing operation underground, it's super exciting and unique when we have interview candidates come, in their eyes just light up when they see what we're doing in here and that's exciting in terms of attracting talent and keeping them.

We put so much care and effort into each individual product that we grow and I think that's because our customers are chefs — and chefs by nature are extremely discerning and demanding

And I don't think we have it any other way.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

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The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: If the Company is sold, you will have the right to receive the greater of (i) all of the principal and accrued interest outstanding with respect to your Convertible Note, or (ii) the amount you would have received from the sale had you originally purchased common stock of the Company based on a total value of the whole Company of $7,000,000.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, Events of Default. Each of the following will be treated as an "Event of Default" under this Convertible Note: The Company fails to make any payment required by section 5.2, if such failure continues for fifteen (15) days after Purchaser gives written notice; The Company applies for or consents to the appointment of a receiver, trustee, or liquidator; The Company admits in writing that it is unable to pay its debts as they mature; The Company makes an assignment for the benefit of its creditors; The Company is adjudicated to be bankrupt or insolvent; The Company files (i) a voluntary petition in bankruptcy; or (ii) a petition or an answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or (iii) an answer admitting the material allegations of a petition filed against the Company in any proceeding under any such law; An order, judgment, or decree is entered, without the consent of the Company, by any court of competent jurisdiction, appointing a receiver, trustee, or liquidator for the Company, if such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or The Company breaches any of its obligations under this Convertible Note and the breach is not cured within thirty (30) days following written notice from Purchaser.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 50% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%